SafeCode Drug Technologies Corp.

c/o Delaware Intercorp, Inc.

113 Barksdale Professional Center

Newark, DE 19711

December 21 2011

By Fax and Edgar

Russell Mancuso

Branch Chief - Legal

Securities and Exchange Commission

Fax: 202-772-9349

Re: SafeCode Drug Technologies Corp.

Registration Statement on Form S-1/a#7

Filed December 19   , 2011

File No. 333-174167

Dear Mr. Mancuso:

SafeCode Drug Technologies Corp. ("SDT") acknowledges receipt of the letter dated December 21 , 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1/A#8 (the "Amended Draft") and have tracked all changes in the edgarized document for is an item-by-item response to the Staff’s comments. We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient. We acknowledge that SDT is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Exhibits Table, page 35

1. Please ensure that your exhibit index accurately identifies the location of your exhibits.

For example, refer to your description of the location of Exhibits 5.1, 10.1, and 99.1. See comment 8 in our letter to you dated October 17, 2011.

Response

All the exhibits have been attached in the amended filing and all have been labeled accordingly to the Exhibit Descriptions in the S1 document accordingly

If you have any questions or require further clarification, Please do not hesitate to contact us at Tel: +972-507839976.

Sincerely,

Joel Klopfer, President and Director

SafeCode Drug Technologies Corp.

cc: Aslynn Hogue, Securities and Exchange Commission, Division of Corporation Finance - Edgar